SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Aerohive Networks, Inc.

(Name of Subject Company)

Aerohive Networks, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

007786106

(CUSIP Number of Class of Securities)

David K. Flynn

President and Chief Executive Officer

Aerohive Networks, Inc.

1011 McCarthy Boulevard

Milpitas, California 95035

(408) 510-6100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Mark Baudler & Robert Ishii Wilson Sonsini Goodrich & Rosati, Professional Corporation One Market Plaza, Spear Tower Suite 3300 San Francisco, California 94105 (415) 947-2000	Steve Debenham Vice President, General Counsel & Secretary Aerohive Networks, Inc. 1011 McCarthy Boulevard Milpitas, California 95035 (408) 510-6100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Aerohive Networks, Inc., a Delaware corporation (“Aerohive” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 12, 2019 (together with subsequent amendments and supplements thereto, including this Amendment No. 4, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Clover Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Extreme Networks, Inc., a Delaware corporation (“Extreme”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Purchaser and Extreme with the SEC on July 12, 2019 pursuant to which Purchaser has offered to purchase all of the outstanding Shares for a purchase price of $4.45 per Share, in cash (the “Offer Price”), without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated July 12, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with the Offer to Purchase and other related materials, as each may be amended, supplemented or otherwise modified from time to time in accordance with the Merger Agreement (as defined below), constitute the “Offer.” A copy of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment No. 4, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

“Expiration of the Offer; Completion of the Merger.

The Offer and withdrawal rights expired at midnight (New York City time) at the end of the day on August 8, 2019. Computershare Inc., in its capacity as depositary and paying agent for the Offer, has indicated that a total of 47,053,536 Shares were validly tendered and not properly withdrawn pursuant to the Offer as of the Expiration Date, representing approximately 81.14% of the outstanding Shares. The number of Shares tendered satisfied the Minimum Condition of the Offer that there be validly tendered in the Offer and not properly withdrawn prior to the Expiration Date, that number of Shares which, together with the number of Shares (if any) then owned by Extreme or any of its wholly-owned direct or indirect subsidiaries, including the Purchaser, represents at least a majority of the Shares then outstanding (determined in accordance with the Merger Agreement) and no less than a majority of the voting power of the shares of capital stock of Aerohive then outstanding (determined in accordance with the Merger Agreement) and entitled to vote upon the adoption of the Merger Agreement and approval of the Merger (excluding from the number of tendered Shares, but not from the number of outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures (to the extent such procedures are permitted by the Purchaser) that have not yet been delivered in settlement or satisfaction of such guarantee). All other conditions to the Offer having been satisfied, Purchaser accepted for payment and will promptly pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer.

On August 9, 2018, Extreme completed its acquisition of Aerohive pursuant to the terms of the Merger Agreement. On such date, Purchaser merged with and into Aerohive, without a vote of the stockholders of Aerohive in accordance with Section 251(h) of the DGCL, with Aerohive continuing as the surviving corporation and a wholly-owned subsidiary of Extreme. As of the Effective Time, by virtue of the Merger, each issued and outstanding Share (other than Shares (i) owned by or held in the treasury of Aerohive, or owned by Extreme or any direct or indirect wholly-owned subsidiaries of Extreme (including the Purchaser) or Aerohive, which Shares were automatically cancelled and ceased to exist or (ii) held by any person who was entitled to and has properly demanded appraisal for such Shares in accordance with Section 262 of the DGCL) was converted into the right to receive an amount equal to the Offer Price, payable to the holder thereof in cash, without interest, and subject to any applicable withholding of taxes. As a result of the Merger, Aerohive will cease to be a publicly traded company on the New York Stock Exchange and Aerohive intends to take steps to cause the termination of the registration of the Shares under the Exchange Act and to suspend all of Aerohive’s reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

AEROHIVE NETWORKS, INC.

By:	/s/ Katy Motiey
	Name:	Katy Motiey
	Title:	President and Chief Executive Officer

Dated: August 9, 2019